Exhibit 99.1

1 | P a g e

Points International Ltd.
Condensed Consolidated Interim Balance Sheets
Expressed in thousands of United States dollars
(Unaudited)

As at	Note	March 31,	December 31,
		2014	2013

ASSETS
Current assets
Cash and cash equivalents		$58,945	$64,188
Restricted cash		1,590	1,602
Funds receivable from payment processors		5,651	9,071
Accounts receivable		1,263	1,401
Prepaid expenses and other assets		2,599	2,210
Total current assets		$70,048	$78,472

Non-current assets
Property and equipment		1,977	2,092
Intangible assets		1,915	1,855
Goodwill		2,580	2,580
Deferred tax assets		5,749	5,966
Long-term Investment	10	3,500	3,500
Other assets		579	547
Total non-current assets		$16,300	$16,540
Total assets		$86,348	$95,012

LIABILITIES
Current liabilities
Accounts payables and accrued liabilities		3,546	4,783
Payable to loyalty program partners		47,896	56,111
Current portion of other liabilities		1,268	1,134
Total current liabilities		$52,710	$62,028

Non-current liabilities
Other liabilities		376	437
Total non-current liabilities		$376	$437

Total liabilities		$53,086	$62,465

SHAREHOLDERS’ EQUITY
Share capital	4	58,948	58,693
Contributed surplus		10,529	10,381
Accumulated other comprehensive loss		(476)	(345)
Accumulated deficit		(35,739)	(36,182)
Total shareholders’ equity		$33,262	$32,547
Total liabilities and shareholders’ equity		$86,348	$95,012

Subsequent event	12

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Points International Ltd.
Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
Expressed in thousands of United States dollars, except per share amounts
(Unaudited)

For the three months ended March 31,	Note	2014	2013

REVENUE
Principal		$56,162	$34,600
Other partner revenue		2,076	2,304
Interest		19	14
Total Revenue		$58,257	$36,918

EXPENSES
Direct cost of principal revenue		49,989	30,259
Employment costs		5,505	4,495
Marketing and communications		198	269
Technology services		219	235
Depreciation and amortization		544	919
Foreign exchange gain (loss)		(68)	28
Operating expenses		1,146	1,131
Total Expenses		$57,533	$37,336

OPERATING INCOME (LOSS)		$724	$(418)

Interest and other income		(5)	-
OPERATING INCOME (LOSS) BEFORE INCOME TAXES		$729	$(418)

Income tax expense (recovery)		286	(370)
NET INCOME (LOSS)		$443	$(48)

OTHER COMPREHENSIVE LOSS
Items that will subsequently be reclassified to profit or loss:
Loss on foreign exchange derivatives designated as cash		(326)	(108)
flow hedges, net of income tax recovery of $118 (2013: $39)
Reclassification to net income of loss on foreign exchange
derivatives designated as cash flow hedges, net of income
tax recovery $70 (2013: $11)		195	32

Other comprehensive loss for the period, net of income tax		$(131)	$(76)
TOTAL COMPREHENSIVE INCOME (LOSS)		$312	$(124)

EARNINGS (LOSS) PER SHARE
Basic earnings (loss) per share	5	$0.03	$(0.00)
Diluted earnings (loss) per share	5	$0.03	$(0.00)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Points International Ltd.
Condensed Consolidated Interim Statements of Changes in Equity

		Attributable to equity holders of the Company
Expressed in thousands of United States dollars	Share Capital	Contributed	Total Capital	Unrealized	Accumulated	Accumulated	Total shareholders’
(Unaudited)		Surplus		losses on cash	other com-	deficit	equity
				flow hedges	prehensive
					loss

Balance at December 31, 2013	$58,693	$10,381	$69,074	$(345)	$(345)	$(36,182)	$32,547
Net lncome	-	-	-	-	-	443	443

Other comprehensive loss	-	-	-	(131)	(131)	-	(131)
Total comprehensive income				(131)	(131)	443	312
Effect of share option compensation plan	-	179	179	-	-	-	179
Effect of RSU compensation plan	-	151	151	-	-	-	151
Share issuances	255	(182)	73	-	-	-	73
Balance at March 31, 2014	$58,948	$10,529	$69,477	$(476)	$(476)	$(35,739)	$33,262

Balance at December 31, 2012	$57,564	$10,105	$67,669	$(54)	$(54)	$(39,788)	$27,827
Net loss	-	-	-	-	-	(48)	(48)

Other comprehensive loss	-	-	-	(76)	(76)	-	(76)
Total comprehensive loss	-	-	-	(76)	(76)	(48)	(124)
Effect of share option compensation plan	-	134	134	-	-	-	134
Effect of RSU compensation plan	-	102	102	-	-	-	102
Share issuances	364	(176)	188	-	-	-	188
Balance at March 31, 2013	$57,928	$10,165	$68,093	$(130)	$(130)	$(39,836)	$28,127

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Points International Ltd.
Condensed Consolidated Interim Statements of Cash Flows
Expressed in thousands of United States dollars
(Unaudited)

For the three months ended March 31,	Note	2014	2013

Cash flows from operating activities
Net income for the period		$443	$(48)
Adjustments for:
Depreciation of property and equipment		252	372
Amortization of intangible assets		292	547
Unrealized foreign exchange loss (gain)		973	(371)
Equity-settled share-based payment transactions	6	330	236
Deferred income tax (recovery) expense		263	(424)
Unrealized loss on derivative contracts designated as cash flow
hedges		(179)	(103)
Changes in non-cash balances related to operations	8	(6,242)	(5,765)
Net cash used in operating activities		$(3,868)	$(5,556)

Cash flows from investing activities
Acquisition of property and equipment		(137)	(405)
Additions to intangible assets		(350)	(101)
Long-term Investment		-	(1)
Net cash used in investing activities		$(487)	$(507)

Cash flows from financing activities
Proceeds from exercise of share options		73	188
Net cash provided by financing activities		$73	$188

Net increase in cash and cash equivalents		$(4,282)	$(5,875)
Cash and cash equivalents at beginning of the period		$64,188	$45,108
Effect of exchange rate fluctuations on cash held		(961)	378
Cash and cash equivalents at end of the period		$58,945	$39,611

Interest Received		$25	$17
Interest Paid		$-	$-

Taxes Received		$-	$-
Taxes Paid		$3	$38

Amounts paid and received for interest were reflected as operating cash flows in the condensed consolidated interim statements of cash flows.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

1. REPORTING ENTITY

Points International Ltd. (the “Corporation”) is a company domiciled in Canada. The address of the Corporation’s registered office is 171 John Street, 5th Floor, Toronto, ON, Canada M5T 1X3. The condensed consolidated interim financial statements of the Corporation as at and for the three months ended March 31, 2014 comprise the Corporation and its wholly-owned subsidiaries, Points International (US) Ltd., Points International (UK) Ltd., and Points.com Inc.

The Corporation operates in one segment, providing web-based solutions to the loyalty program industry. The range of ecommerce services include the retailing and wholesaling of loyalty program currencies, a range of additional ecommerce products that enhance either the loyalty program’s consumer offering or its back-end operations, and management of an online consumer-focused loyalty points management web-portal. The Corporation’s operations are moderately influenced by seasonality. Historically, revenues are highest in the fourth quarter in each year as redemption volumes and promotional activity typically peak at this time.

The consolidated financial statements of the Corporation as at and for the year ended December 31, 2013 are available at www.sedar.com or www.sec.gov.

2. BASIS OF PREPARATION

(a) Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standard Board (“IASB”). The condensed consolidated interim financial statements do not include all the information required for full annual financial statements.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on May 8th, 2014.

(b) Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis except for derivative financial instruments and non-derivative financial instruments at fair value through profit or loss, and available-for-sale financial assets, which are measured at their fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

3. SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed consolidated interim financial statements follow the same accounting policies and methods of application as the 2013 financial statements.

New standards and interpretations not yet adopted

International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”), was issued in November 2009. It addresses classification and measurement of financial assets and replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement, on the classification and measurement of financial assets. The Standard eliminates the existing IAS 39 categories of held to maturity, available-for-sale and loans and receivables and financial assets will be classified into one of two categories on initial recognition: amortized cost or fair value. IFRS 9 (2010) supersedes IFRS 9 (2009). IFRS 9 (2010) added guidance to IFRS 9 (2009) on the classification and measurement of financial liabilities. IASB tentatively decided to defer the mandatory effective date of IFRS 9 and that the mandatory effective date should be left open pending the finalization of the impairment and classification and measurement requirements. The extent of the impact of adoption of IFRS 9 (2010) has not yet been determined.

4. SHARE CAPITAL

Authorized with no Par Value
Unlimited common shares
Unlimited preferred shares

Issued
The balance of capital stock is summarized as follows (all amounts in US dollars unless otherwise noted):

Common shares	Number	Amount
Balance at December 31, 2013	15,359,903	$58,693
Exercise of share options(1)	40,370	$175
Share capital held in trust(2)		$80

Balance at March 31, 2014	15,400,273	$58,948

40,043 options previously issued to employees were exercised at CAD$4.60 per share. However, only 35,119 common shares which equaled the in-the-money value divided by the last closing price of the common shares on the Toronto Stock Exchange, were issued.
1,000 options previously issued to employees were exercised at CAD$5.30 per share.

500 options previously issued to employees were exercised at CAD$7.80 per share
449 options previously issued to employees were exercised at CAD$9.74 per share.
2,821 options previously issued to employees were exercised at CAD$11.04 per share.
481 options previously issued to employees were exercised at CAD$15.94 per share.

(1)	10,344 common shares held in trust were issued to employees to fulfill the RSU issuance obligation for units vested on March 19, 2014.
(2)	269 common shares held in trust were issued to employees to fulfill the RSU issuance obligation for units vested on Jan 07, 2014.

At March 31, 2014 all issued shares are fully paid. The holders of common shares are entitled to receive dividends if any, and are entitled to one vote per share.

5. EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

For the three month period ended March 31,	2014	2013[1]
Net income (loss) for basic and diluted earnings per share available to common shareholders	$443	$(48)
Weighted average number of common shares outstanding – basic	15,367,681	15,173,021
Effect of dilutive securities – share-based payments	294,853	213,968
Weighted average number of common shares outstanding – diluted	15,662,534	15,386,989
Earnings (loss) per share - reported
Basic	$0.03	($0.00)
Diluted	$0.03	($0.00)

1 As a result of the net loss for the three months ended March 31, 2013, all potential dilutive securities in this period are considered anti-dilutive.

a)    Basic earnings per share

Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period.

b)    Diluted earnings per share

Diluted earnings per share represents what the earnings per share would be if instruments convertible into common shares had been converted at the beginning of the period, or at the time of issuance, if later. In determining diluted earnings per share, the average number of common shares outstanding is increased by the number of shares that would have been issued if all share options with an exercise price below the average share price for the period had been exercised at the beginning of the period, or at the time of issuance, if later. The average number of common shares outstanding is also decreased by the number of common shares that could have been repurchased on the open market at the average share price for the period by using the proceeds from the exercise of share options. Share options with a strike price above the average share price for the period are not adjusted because including them would be anti-dilutive.

The average market value of the Corporation’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.

6. SHARE-BASED PAYMENT

At March 31, 2014, the Corporation had two share-based compensation plans for its employees: a share option plan and a share unit plan.

Share option plan

Under the share option plan, employees, directors and consultants are periodically granted share options to purchase common shares at prices not less than the market price of the common shares on the day prior to the date of grant. The options generally vest over a three-year period and expire at the end of five years from the grant date.

Fair value

The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model.. The fair value of options granted in the three months ended March 31, 2014 was calculated using the following weighted assumptions:

	Three month period
For the period ended March 31,	2014	2013
Dividend Yield	-	NIL
Risk free rate	1.20%	1.14%
Expected volatility	36.63%	39.64%
Expected life of options in years	4.20	4.20

A summary of the status of the Corporation’s share option plan since January 1, 2014 is presented below:

		Weighted Average Exercise Price
	Number of Options	(in CAD$)
Balance at January 1, 2014	478,593	$10.13
Granted	125,083	$30.84
Exercised	(45,294)	$5.22
Expired and forfeited	-	$-
Balance at March 31, 2014	558,382	$15.17
Exercisable at March 31, 2014	240,712	$9.65
Options available to grant	457,324

Share unit plan

Under the share unit plan, employees are periodically granted Restricted Share Units (RSUs) and Performance Share Units (PSUs). The RSUs vest either over a period of three years or in full on the third anniversary of the grant date. As at March 31, 2014, 151,004 RSUs were outstanding. To date there have been no PSUs granted to employees under the share unit plan..

		Weighted Average Fair Value
	Number of RSUs	(in CAD$)
Balance at January 1, 2014	126,438	$13.92
Granted	36,058	$30.11
Vested	(10,613)	$9.96
Forfeited	(879)	$15.94
Balance at March 31, 2014	151,004	$18.05

The fair value of each RSU, determined at the date of grant using the volume weighted average trading price per share on the Stock Exchange during the immediately preceding five trading days, is recognized over the RSU’s vesting period and charged to profit or loss with a corresponding increase in contributed surplus.

Under the share unit plan, share units can be settled in cash or shares at the Corporation’s discretion. The Corporation intends to settle all share units in equity at the end of the vesting period. To fulfill this obligation, the Corporation has appointed a trustee to administer the program and will purchase shares from the open market through a share purchase trust on a periodic basis. As at March 31, 2014, 89,599 of the Corporation’s common shares were held in trust.

The Corporation accounts for the share-based awards granted under both plans in accordance with the fair value based method of accounting for equity settled share-based compensation arrangements under IFRS 2. The estimated fair value of the awards that are ultimately expected to vest is recorded over the vesting period as part of employment costs. The compensation cost for all share-based awards that has been charged against profit or loss and included in employment costs is $330 for the three month period ended March 31, 2014 (2013 - $236).

7. GUARANTEES, COMMITMENTS AND CONTINGENCIES

	Total	Year 1(4)	Year 2	Year 3	Year 4	Year 5+
Operating leases(1)	$2,432	$741	$737	$654	$291	$9
Principal revenue(2)	243,154	81,152	104,348	57,404	250	-
Investment commitment(3)	1,500	1,500	-	-	-	-
	$247,086	$83,393	$105,085	$58,058	$541	$9

(1)	The Corporation is obligated under various non-cancellable operating leases for premises and equipment and service agreements for web hosting services.
(2)	In relation to principal revenue, the Corporation has made contractual guarantees on the minimum value of transactions processed over the term of its agreements with certain loyalty program partners.
(3)

The Corporation has a contractual obligation to make an investment in China Rewards. The obligation is contingent on specific performance milestones being met. Management anticipates the milestones to be met in year 1 (see Note 10).

(4)	The guarantees, commitments and contingencies schedule is prepared on a rolling 12-month basis.

8. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash balances related to operations are as follows:

For the three month period ended March 31,	2014	2013

Decrease in funds receivable from payment processors	$3,420	$427
Increase in security deposits	-	(429)
Decrease in accounts receivable	138	204
Increase in prepaid expenses and other assets	(389)	(419)
Decrease (increase) in other assets	(32)	29
Decrease in accounts payable and accrued liabilities	(1,237)	(1,889)
Increase in other liabilities	73	250
Decrease in payable to loyalty program partners	(8,215)	(3,938)
	$(6,242)	$(5,765)

9. OPERATING SEGMENT

The Corporation provides technology solutions to the loyalty program industry and is organized and managed as a single operating segment with its operating results reviewed by the Corporation's chief executive officer, the chief operating decision maker.

Enterprise-wide disclosures - Geographic information

For the three month period ended March 31,	2014	2013

Revenue
United States	$51,251	$26,951
Europe	6,089	9,397
Canada and other	917	570
	$58,257	$36,918

Revenue
United States	88%	73%
Europe	10%	25%
Canada and other	2%	2%
	100%	100%

Revenue earned by the Corporation is generated from sales to loyalty program partners directly or from sales directly to members of loyalty programs which the Corporation partners with. Revenues by geographic region are shown above and are based on the country of residence of each of the Corporation’s loyalty partners. At March 31, 2014, substantially all of the Corporation's assets were in Canada.

Dependence on loyalty program partners

For the three month period ended March 31, 2014, there were three (2013 – three) loyalty program partners for which sales to their members individually represented more than 10% of the Corporation’s total revenue. In aggregate these three partners represented 79% (2013 – 74%) of the Corporation’s total revenue.

10. INVESTMENT IN CHINA REWARDS

In 2012, the Corporation entered into a binding agreement to make a minority investment, up to $5,000, in China Rewards, a domestic Chinese retail coalition loyalty program start-up based in Shanghai, People’s Republic of China. The investment will be made in a series of tranches, subject to certain milestones being met.

As at March 31 2014, the Corporation has made an investment of $3,500 in China Rewards. This investment is classified as an available-for-sale security and measured at fair value on the balance sheet with changes in fair value recorded in other comprehensive income. As at March 31, 2014, the Corporation has determined that there have been no changes in the fair value of the investment.

The investment of the remaining investment tranche is conditional upon specific performance milestones being achieved by China Rewards.

11. FINANCIAL INSTRUMENTS

Determination of fair value

For funds receivable from payment processors, security deposits, accounts receivable, accounts payable and accrued liabilities and payable to loyalty program partners, their fair values approximates their carrying values at March 31, 2014 due to their short-term maturities.

Fair value hierarchy

The Corporation has determined the estimated fair values of its financial instruments based on appropriate market inputs and valuation methodologies, as disclosed below. Considerable judgment is required to develop certain of these estimates. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of each class of financial instruments are discussed below.

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

  Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
  Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)
  Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Quoted market prices for an identical asset or liability represent a Level 1 valuation. When quoted market prices are not available, the Corporation maximizes the use of observable inputs within valuation models.

When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the use of significant unobservable inputs are considered Level 3. The fair value of financial assets and financial liabilities measured at fair value in the consolidated balance sheet as at March 31, 2014 and December 31, 2013 are as follows:

As at March 31 2014	Level 1	Level 2	Level 3	Total
Assets:
Foreign exchange contracts designated as cash flow hedges(i)	$-	$-	$-	$-

Investment in China Rewards	-	-	3,500	3,500

Liabilities:
Foreign exchange contracts designated as cash flow hedges(i)	-	(624)	-	(624)
	$-	$(624)	$3,500	$2,876

As at December 31 2013	Level 1	Level 2	Level 3	Total
Assets:
Foreign exchange contracts designated as cash flow hedges(i)	$-	$-	$-	$-

Investment in China Rewards	-	-	3,500	3,500

Liabilities:
Foreign exchange contracts designated as cash flow hedges(i)	-	(445)	-	(445)
	$-	$(445)	$3,500	$3,055

(i)	The carrying values of the Corporation’s forward contracts are included in prepaid expenses and other assets and current portion of other liabilities in the consolidated balance sheets.

12. SUBSEQUENT EVENT

On April 22, 2014, the Corporation acquired Accruity Inc. (“Accruity”), a private company based in San Fran-cisco which operates the PointsHound hotel booking service, by way of a merger agreement. Under the terms of this agreement, the Corporation acquired all of Accruity’s outstanding shares in an all cash transaction valued at approximately $2,000, inclusive of Accruity’s debt, and net of cash acquired. The Corporation believes this acquisition will help it to expand the reach of its open platform strategy. The financial results of Accruity will be consolidated in the Corporation’s financial statements for the second quarter of Fiscal 2014.